UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedule

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Audit Committee of United Rentals, Inc.

We have audited the accompanying statements of assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 26, 2009

United Rentals, Inc. 401(k) Investment Plan

Statements of Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Cash and cash equivalents	$259	$13,144
Investments, at fair value:
United Rentals, Inc. Common Stock	1,834,294	3,171,087
T. Rowe Price Equity Index Trust	12,767,645	19,489,136
T. Rowe Price Tradelink Investments	95,138	161,794
Mutual Funds:
Dodge & Cox International Stock Fund	7,241,115	11,735,937
T. Rowe Price Spectrum Bond Income Fund	10,345,162	9,610,613
T. Rowe Price Balanced Fund	7,791,413	7,566,758
T. Rowe Price Blue Chip Growth Fund	11,463,092	14,483,392
T. Rowe Price New Horizons Fund	10,267,977	15,795,315
T. Rowe Price Prime Reserve Fund	30,982,192	21,331,409
T. Rowe Price Retirement Income Fund	622,430	563,762
T. Rowe Price Retirement 2005 Fund	322,485	434,079
T. Rowe Price Retirement 2010 Fund	2,478,304	2,645,505
T. Rowe Price Retirement 2015 Fund	2,374,982	2,582,498
T. Rowe Price Retirement 2020 Fund	5,472,879	6,610,129
T. Rowe Price Retirement 2025 Fund	4,039,588	4,849,948
T. Rowe Price Retirement 2030 Fund	7,391,261	9,942,035
T. Rowe Price Retirement 2035 Fund	3,930,799	4,986,658
T. Rowe Price Retirement 2040 Fund	5,233,290	6,667,647
T. Rowe Price Retirement 2045 Fund	1,503,822	1,453,064
T. Rowe Price Retirement 2050 Fund	217,887	76,337
T. Rowe Price Retirement 2055 Fund	84,148	36,943
T. Rowe Price Value Fund	13,382,794	21,337,215
T. Rowe Price Small Cap Value	1,993,013	1,439,466

Total mutual funds	127,138,633	144,148,710
Participant loans	10,268,793	8,966,379
Company contributions receivable	144,547	157,452
Participants contributions receivable	491,044	558,018

Assets available for benefits	$152,740,353	$176,665,720

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Additions
Contributions:
Participants	$21,440,324	$23,817,490
Company	6,593,636	6,835,431
Rollovers	1,213,554	1,625,267
Assets transferred to plan	18,242,657	—

Investment income:
Interest and dividend income	6,009,517	8,516,889
Net realized and unrealized (depreciation) appreciation in fair value of investments	(60,245,528)	902,867

	(6,745,840)	41,697,944

Deductions
Benefits paid directly to participants	(17,066,057)	(21,368,760)
Assets transferred from plan	—	(16,124,377)
Administrative fees	(113,470)	(141,070)

Net (decrease) increase	(23,925,367)	4,063,737

Assets available for benefits, beginning of year	176,665,720	172,601,983

Assets available for benefits, end of year	$152,740,353	$176,665,720

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on May 1, 1998. All employees are eligible to participate in the Plan as of their hire date (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merger

Effective October 17, 2008, the United Rentals, Inc. Acquisition Plan (the “Acquisition Plan”) was merged into the Plan. All of the participants’ account balances, assets and liabilities under the Acquisition Plan were transferred to the Plan on that date. Assets of the Acquisition Plan of approximately $18.2 million, including investments of $17.3 million and loans of $0.9 million, were transferred on that date.

Contributions

Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $15,500 per annum in 2008 and 2007 (plus catch-up contributions for participants age 50 and over of $5,000 in 2008 and 2007), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount to the Plan, which amount is determined annually. During the years ended December 31, 2008 and 2007, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $2,000. Participants become eligible for Company matches following three months of employment.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contribution, the participant’s share of the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses charged to the participant’s account.

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $398,547 and $412,445 for 2008 and 2007, respectively, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company (“T. Rowe Price”).

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 5.5% to 9.75%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In February 2007, the Company sold its traffic control business to HTS Acquisition, Inc (“HTS”). HTS established a 401(k) plan for the traffic control employees and during 2007, assets of approximately $16.1 million, including investments of approximately $15.2 million and loans of approximately $0.9 million, were transferred out of the Plan to the plan established by HTS.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s losses and gains on investments bought and sold as well as held during the year.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities.

Level 2 Inputs to the valuation methodology include:

a)	quoted prices for similar assets or liabilities in active markets;
b)	quoted prices for identical or similar assets or liabilities in inactive markets;
c)	inputs other than quoted prices that are observable for the asset or liability;
d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measure.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

T. Rowe Price Equity Index Trust: Valued based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments.

T. Rowe Price Tradelink Investments: Valued based on the fair market value of the underlying stocks and mutual funds, which are valued at the closing price reported on the active markets on which the stocks are traded and the net asset value (“NAV”) of shares held at year end, respectively.

Mutual funds: Valued at the NAV of shares held by the plan at year end based on quoted prices in an active market.

Participant loans: Valued at the outstanding principal balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
United Rentals, Inc. Common Stock	$1,834,294	$—	$—	$1,834,294
T. Rowe Price Equity Index Trust	—	12,767,645	—	12,767,645
T. Rowe Price Tradelink Investments	95,138	—	—	95,138
Mutual Funds	127,138,633	—	—	127,138,633
Participant Loans	—	—	10,268,793	10,268,793

Total investments at fair value	$129,068,065	$12,767,645	$10,268,793	$152,104,503

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets

Year Ended December 31, 2008

Participant Loans
Balance, beginning of year	$8,966,379
Loans transferred from the Acquisition Plan	898,103
Issuances and settlements, net	404,311

Balance, end of year	$10,268,793

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. If it were necessary, however, the Company, as Plan Sponsor, has indicated that it would take the necessary steps to bring the Plan’s operations into compliance with the Code.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

4. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased, sold, or held during the period) (depreciated) appreciated in fair value as follows:

	Year Ended December 31
	2008	2007
Dodge & Cox International Stock Fund	$(6,376,076)	$(702,690)
T. Rowe Price Spectrum Bond Income Fund	(1,614,571)	26,696
T. Rowe Price Balanced Fund	(2,592,680)	(218,335)
T. Rowe Price Blue Chip Growth	(6,617,221)	1,819,107
T. Rowe Price Growth and Income Fund	—	323,079
T. Rowe Price International Stock Fund	—	944,324
T. Rowe Price New Horizons Fund	(6,596,236)	(631,996)
T. Rowe Price Retirement Income Fund	(154,650)	4,891
T. Rowe Price Retirement 2005 Fund	(90,734)	5,063
T. Rowe Price Retirement 2010 Fund	(894,114)	39,446
T. Rowe Price Retirement 2015 Fund	(954,983)	30,970
T. Rowe Price Retirement 2020 Fund	(2,733,266)	138,647
T. Rowe Price Retirement 2025 Fund	(2,222,512)	99,412
T. Rowe Price Retirement 2030 Fund	(4,519,293)	180,107
T. Rowe Price Retirement 2035 Fund	(2,449,218)	64,722
T. Rowe Price Retirement 2040 Fund	(3,291,458)	72,351
T. Rowe Price Retirement 2045 Fund	(832,153)	4,870
T. Rowe Price Retirement 2050 Fund	(87,520)	(80)
T. Rowe Price Retirement 2055 Fund	(39,945)	(1,129)
T. Rowe Price Value Fund	(8,741,991)	(1,339,888)
T. Rowe Price Small Cap Value Fund	(722,095)	(198,310)
T. Rowe Price Tradelink Investments	(53,119)	(463)
T. Rowe Price Equity Index Trust	(7,167,695)	1,101,651
T. Rowe Price Prime Reserve Fund	3	—
United Rentals, Inc. Common Stock	(1,494,001)	(859,578)

	$(60,245,528)	$902,867

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the Securities and Exchange Commission (the “SEC”) that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry related to a broad range of the Company’s accounting practices and was not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s consolidated financial statements included in its annual report on Form 10-K for 2004 (the “2004 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The Company announced on September 8, 2008 that it had reached a final settlement with the SEC of its inquiry. The settlement covered the issues identified in the Special Committee’s findings and other accounting matters discussed in the 2004 10-K. Under the terms of the settlement, the Company consented, without admitting or denying the allegations in the SEC’s complaint, to the entry of a judgment requiring the Company to pay a civil penalty of $14 million and disgorgement of one dollar and enjoining the Company from violations of certain provisions of the federal securities laws in the future. The SEC inquiry and related matters are discussed in further detail in Note 13 to the Company’s consolidated financial statements included in its report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and Note 6 to the Company’s consolidated financial statements included in its report on Form 10-Q for the quarterly period ended March 31, 2009 (the “March 31, 2009 Form 10-Q”).

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company, which have since been consolidated. On March 10, 2008, the Company announced that it had entered into a memorandum of understanding with lead plaintiff’s counsel to settle this action for a cash payment of $27.5 million. On January 22, 2009, the Company entered into a stipulation of settlement with lead plaintiff on the terms contemplated by the memorandum of understanding. On May 27, 2009, the Court entered a Final Judgment and Order of Dismissal with Prejudice approving the settlement as fair, reasonable and adequate. In addition, a number of alleged shareholders commenced actions by which they purported to sue derivatively on behalf of the Company. The Company also received a letter from counsel for an alleged shareholder requesting that the Company take certain action against those former officers allegedly responsible for the Company’s agreement to pay all or some portion of the $27.5 million class action settlement. The board of directors formed a new committee of independent directors, which determined that it would not be in the best interests of the Company to take any further action at this time with respect to the matters demanded in the letter. The class actions and derivative actions are discussed in further detail in Note 13 to the 2008 Form 10-K and Note 6 to the March 31, 2009 Form 10-Q.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies (continued)

Following the Company’s November 14, 2007 announcement that affiliates of Cerberus had notified the Company that they were not prepared to proceed with the purchase of the Company on the terms set forth in the merger agreement, three putative class action lawsuits were filed against the Company, which have since been consolidated, alleging, among other things, that the named plaintiff and members of the purported class suffered damages when they purchased or otherwise acquired securities issued by the Company, as a result of false and misleading statements and/or material omissions attributed to the Company relating to the contemplated merger with affiliates of Cerberus. On May 16, 2008, all defendants filed motions to dismiss the consolidated amended complaint in this action. On March 10, 2009, the Court rendered an opinion and ruling granting defendants’ motions, dismissing the consolidated amended complaint without prejudice and granting lead plaintiffs leave to move to reopen the case and to file a proposed amended complaint. Lead plaintiffs subsequently filed a motion to reopen the case, along with a proposed second consolidated amended complaint. The Court granted lead plaintiffs’ motion to reopen the case by order dated April 13, 2009, and lead plaintiffs served their second consolidated amended complaint on April 16, 2009. On May 14, 2009, defendants filed a motion to dismiss the second consolidated amended complaint. These matters are discussed in further detail in Note 13 to the 2008 Form 10-K and Note 6 to the March 31, 2009 Form 10-Q.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

7. Related Party Transactions

Certain Plan investments and shares of mutual funds are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $113,470 and $141,070 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and December 31, 2007, the Plan had $1.8 million or 1.2%, and $3.2 million or 1.8%, respectively, of its total assets invested in the United Rentals, Inc. Common Stock.

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2008
Dodge & Cox *	International Stock Fund	330,645	$7,241,115
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	1,001,468	10,345,162
	Balanced Fund	554,549	7,791,413
	Blue Chip Growth Fund	498,179	11,463,092
	New Horizons Fund	577,177	10,267,977
	Prime Reserve Fund	30,982,192	30,982,192
	Retirement Income Fund	60,313	622,430
	Retirement 2005 Fund	37,325	322,485
	Retirement 2010 Fund	221,080	2,478,304
	Retirement 2015 Fund	286,142	2,374,982
	Retirement 2020 Fund	492,608	5,472,879
	Retirement 2025 Fund	508,764	4,039,588
	Retirement 2030 Fund	662,299	7,391,261
	Retirement 2035 Fund	504,596	3,930,799
	Retirement 2040 Fund	472,319	5,233,290
	Retirement 2045 Fund	203,770	1,503,822
	Retirement 2050 Fund	35,143	217,887
	Retirement 2055 Fund	13,727	84,148
	Value Fund	883,353	13,382,794
	Small-Cap Value Fund	84,809	1,993,013
	Equity Index Trust	464,954	12,767,645
	Tradelink Investments (see detail of investments in the Tradelink Investments on pages 15-16)		95,138
United Rentals, Inc.*	United Rentals, Inc. Common Stock	201,129	1,834,294

			141,835,710

Participant loans*	Interest rates range from 5.5% to 9.75%; remaining maturities ranging from 1 month to 30 years		10,268,793

			$152,104,503

*	Indicates party-in-interest to the Plan.

Note: The “Cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2008
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Alcatel Lucent Sponsored ADR	19	$41
	American Unity Investments, Inc.	4	—
	Banro Corp.	1	1
	Amelot Holdings, Inc.	10	—
	Buffalo Gold Ltd.	6	—
	Cyop Systems Intl	10	—
	CHDT Corp.	10	—
	CSMG Technologies, Inc.	25	8
	Curagen Corp.	100	46
	Dell, Inc	150	1,536
	Dragon International Group	800	24
	First Pet Life, Inc.	5	—
	Galton Biometrics, Inc.	1,000	—
	Gen-ID Lab Services	10	—
	General Electric Company	100	1,620
	Global 1 Investment Holdings Corp.	2,100	1
	Harris Stratex Networks, Inc	25	129
	Jordan Kane Floor Coverings, Inc.	5	—
	Kowabunga, Inc.	30	2
	LSI Corp.	4	13
	M Wise, Inc	50	1
	Mirant Corp	1,080	—
	Penn West Energy Trust	110	1,223
	Pfizer, Inc.	60	1,063
	Poseidis, Inc.	3	—

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2008
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Realty Income Corp.	200	4,630
	Roboserver Systems Corp.	1	—
	RSC Holdings, Inc.	100	852
	Saba Software Inc.	100	155
	Shandong Zhouyuan Seed and Nursery Co.	218	4
	Sirius XM Radio Inc.	200	24
	Sulja Brothers Building Supplies Ltd.	6,005	1
	Three Five Systems, Inc.	10	—
	Tuesday Morning Corp.	200	326
	21st Centuries Technologies, Inc.	4	—
	US Bancorp	216	5,391
	US Geothermal, Inc.	500	415
	Xechem Intl., Inc.	500	—
	YTB Int’l, Inc. Class A	27	5
	YTB Int’l, Inc. Class B	54	8

	Mutual Funds:
	Oakmark Global Fund	955	13,377
	T. Rowe Price Emerging Europe & Mediterranean Fund	103	803
	T. Rowe Price Financial Services Fund	108	1,076
	T. Rowe Price Health Sciences Fund	105	2,087
	T. Rowe Price Media & Telecommunications Fund	64	1,572
	Vanguard Windsor II Fund	376	7,188
	Vanguard Index Trust Total Stock Market Index Fund	1,865	40,665
	Prime Reserve Fund	10,851	10,851

			$95,138

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 29, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm